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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  FORM 12b-25

                                                          SEC FILE NUMBER

                                                            CUSIP NUMBER

     NOTIFICATION OF LATE FILING

                      (Check One):

[X] Form 10-K and Form 10-KSB   [ ] Form 20-F   [ ] Form 11-K
            [ ] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

    For Period Ended: Year Ended June 30, 2000

    [ ] Transition Report on Form 10-K
    [ ] Transition Report on Form 20-F
    [ ] Transition Report on Form 11-K
    [ ] Transition Report on Form 10-Q
    [ ] Transition Report on Form N-SAR
    For the Transition Period Ended: _____________________________________

    Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
________________________________________________________________________________

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________
________________________________________________________________________________

Part 1 - Registrant Information
________________________________________________________________________________

            Full Name of Registrant: International Microcomputer Software, Inc. Former Name if Applicable

            INTERNATIONAL MICROCOMPUTER SOFTWARE, INC.

            Address of Principal Executive Office (Street and Number)

            75 Rowland Way, Novato, California 94945


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PART II - RULES 12b-25 (b) AND (c)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [X]

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; [X]

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. [ ]


PART III - NARRATIVE

For much of the audit period, the Company's finance and accounting staff was involved with completing responses to the Securities and Exchange Commission's ("SEC") inquires related to a previously filed Form 10K and three subsequent Form 10Q's. This comment process was concluded in August. Since that time, the Company has worked diligently to complete the year-end audit and Form 10-K but it was not possible to respond to all of the auditor's request by the due date.


PART IV - OTHER INFORMATION

       (1) Name and telephone number of person to contact in regard to this notification

          Jeffrey B. Morgan            (415)                 878-4079
               (Name)               (Area Code)         (Telephone Number)


       (2) Have all other periodic reports required under section 13 or 15(d) of the Securities and Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               [X] Yes    [ ] No


       (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [X] Yes    [ ] No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                  (Name of Registrant as specified in charter)
                   INTERNATIONAL MICROCOMPUTER SOFTWARE, INC.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 28, 2000                              By: /s/ Jeffrey B. Morgan
                                                          ---------------------
                                                           JEFFREY B. MORGAN

                             Chief Executive Officer and Chief Financial Officer